PROSPECTUS SUPPLEMENT                  Filed pursuant to Rules 424(b)(5) and (c)
To Prospectus Dated February 23, 1996                 Registration No. 333-1189

                                   $82,500,000

                               TELXON CORPORATION

                 5 3/4% Convertible Subordinated Notes Due 2003
                                       and
          Shares of Common Stock Issuable Upon Conversion Of the Notes

                              --------------------

RESALES BY SELLING SECURITY HOLDERS

         General Motors Employees Domestic Group Trust and Delaware State Employees Retirement Fund each own and are reselling a portion of our 5 3/4% Convertible Subordinated Notes due 2003 ("Notes") under Registration No. 333-1189. The Prospectus dated February 23, 1996, used together with this Prospectus Supplement, covers these resales. We originally issued the Notes in a December 12, 1995 private placement and will not receive any of the proceeds from these resales. The Registration Statement also covers the shares of our Common Stock issuable upon conversions of the Notes. Under the terms of the private placement, we incurred the expenses of preparing and filing the Registration Statement, the Prospectus and this Supplement. From time to time, we may, at our expense, prepare and file additional prospectus supplements regarding further resales by these or other selling security holders.

         Pecks Management Partners Ltd., a registered investment advisor acting as agent for the selling security holders, has provided us with the following information:

      ==================================================== ======================== ============================
                    SELLING SECURITY HOLDER                      TOTAL NOTE                   AMOUNT
                         AS PRINCIPAL                             HOLDINGS                 BEING RESOLD
      ---------------------------------------------------- ------------------------ ----------------------------
           Delaware State Employees Retirement Fund              $1,000,000                  $ 500,000
      ---------------------------------------------------- ------------------------ ----------------------------
         General Motors Employees Domestic Group Trust           $1,755,000                  $ 550,000
      ==================================================== ======================== ============================

TERMS OF THE NOTES

         The following highlights significant terms of the Notes, but this is only a brief summary and does not include all of the information that is important to you. You should also read the Prospectus to be delivered with this Supplement, including the specific sections of the Prospectus that we have referenced below for your convenience. In addition, you should refer to the Prospectus for definitions of the capitalized terms used but not defined in this Supplement.

         PRINCIPAL AMOUNT The total outstanding aggregate principal amount of the Notes is $82,500,000.

         INTEREST Interest at 5 3/4% per annum is payable semiannually on January 1 and July 1 of each year commencing July 1, 1996. See "Description of Notes-General" in the Prospectus.

         SUBORDINATION The Notes are unsecured and subordinated to all of our existing and future Senior Indebtedness and are effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. There is no limitation in the Indenture on whether, or how much, additional indebtedness or other liabilities we or our subsidiaries incur. See "Description of Notes-Subordination of Notes" in the Prospectus. The following Senior Indebtedness and indebtedness of our subsidiaries was outstanding at September 30, 1998:

====================================================================================================================
SENIOR INDEBTEDNESS                         SUBSIDIARY DEBT AND OTHER LIABILITIES
====================================================================================================================
$26.7 million                               $27.2 million (excluding intercompany liabilities and approximately
                                            $0.7 million in subsidiaries' obligations that we have guaranteed and which are included in the Senior Indebtedness)
====================================================================================================================

         CONVERSION At any time after February 10, 1996 and at or before maturity, unless previously redeemed, Holders may convert the Notes into our Common Stock. The conversion price is $27.50 per share, which is equivalent to a conversion rate of approximately 36.36 shares per $1,000 principal amount of Notes or a total of 3,000,000 Conversion Shares of Common Stock, subject to adjustment in certain events. The Conversion Shares have been authorized for listing on the Nasdaq National Market ("NNM") upon official notice of issuance. See "Description of Notes-Conversion of Notes" in the Prospectus.




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

          REDEMPTION At any time after January 5, 1999 and at or before maturity, we may redeem the Notes at our option as a whole or, from time to time, in part. The redemption price ranges from 103.2857% of the principal amount plus accrued interest during 1999 to 100.8214% during 2002.

         REPURCHASE On any Repurchase Event, each holder of Notes may require us to repurchase all or any part of its Notes at 100% of the principal amount plus accrued interest to the repurchase date. See "Description of Notes-Repurchase at Option of Holders Upon Repurchase Event" in the Prospectus.

METHODS OF RESALE

         EXEMPT RESALES Following their original issuance, the initial and subsequent purchasers have resold the Notes to qualified institutional buyers in transactions exempt from registration under Rule 144A under the Securities Act. Prior to this offering, there has been no public market for the Notes, but the Notes have been eligible for trading in the Private Offerings, Resales and Trading through the Automated Linkages ("PORTAL") Market. However, Notes sold under the Registration Statement (including those covered by this Supplement) are no longer eligible for trading in the PORTAL Market.

         REGISTERED RESALES Selling security holders may offer Notes or Conversion Shares from time to time to purchasers directly or through underwriters, dealers or agents. Such Notes or Conversion Shares may be sold at market prices prevailing at the time of sale or at negotiated prices. Each selling security holder is responsible for payment of any and all commissions to brokers, which will be negotiated on an individual basis. We do not receive any of the proceeds from sales of any of the Notes or Conversion Shares by any selling security holder.

OUR COMMON STOCK

         Our Common Stock is traded on the NNM under the symbol TLXN. On October 21, 1998, we had 16,092,997 shares of issued and outstanding Common Stock, and on that date the last reported sale price of the Common Stock on the NNM was $19.28 per share.




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


                        ________________________________


INVESTING IN THE NOTES OR CONVERSION SHARES INVOLVES THE RISKS DISCUSSED UNDER THE HEADING "RISK FACTORS" BEGINNING ON PAGE 11 OF THE PROSPECTUS, AND IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

YOU SHOULD READ (i) OUR CURRENT REPORT ON FORM 8-K DATED OCTOBER 20, 1998, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 22, 1998, FOR INFORMATION CONCERNING OUR FINANCIAL RESULTS FOR THE FISCAL QUARTER ENDED SEPTEMBER 30, 1998, AS PUBLICLY ANNOUNCED ON OCTOBER 20, 1998, AND (ii) OUR CURRENT REPORT ON FORM 8-K DATED AUGUST 26, 1998, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 27, 1998, FOR A DISCUSSION OF OUR SETTLEMENT WITH ONE OF OUR STOCKHOLDERS OVER HIS PROPOSALS AND DIRECTOR NOMINATION TO HAVE BEEN PRESENTED AT OUR SEPTEMBER 15, 1998 ANNUAL MEETING OF STOCKHOLDERS.

                        ________________________________

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                        ________________________________

           The date of this Prospectus Supplement is October 22, 1998



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